EXHIBIT 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Delisting from New York Stock Exchange and ticker change

Reference is made to Marine Harvest's stock exchange announcement on 15 February 2017 where the company announced its intention to delist its American Depository Shares ("ADSs") from the New York Stock Exchange. The ADSs have now been delisted. The ADSs are tradable in the OTC market in the US under a new ticker MHGVY.

This information is subject of the disclosure requirements pursuant to section of 5-12 of the Norwegian Securities Trading Act.